ORRICK

September 20, 2022                        Orrick, Herrington & Sutcliffe LLP

The Orrick Building
VIA EDGAR                             405 Howard Street
San Francisco, CA 94105-2669

+1 415 773 5700

orrick.com
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549                     Brett Cooper

Attn: Melissa Gilmore                         E bcooperorrick.com
D +1 415 773 5918
F +1 415 773 5759

Re:	Sequans Communications S.A. Form 20-F for the Year Ended December 31, 2021 Filed March 31, 2022 File No. 001-35135
Dear Ms. Gilmore,

This letter sets forth the responses of Sequans Communications S.A. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 8, 2022. For ease of reference, we have set forth each comment in the letter followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors
Global supply chain shortages, page 15

1. Comment: We note that you have experienced supply chain disruptions including increased costs and price increases from suppliers. Please tell us and revise in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to supply chain disruptions, we purchased our entire allocation of wafers from Taiwan Semiconductor Manufacturing Company (“TSMC”), our wafer supplier, to ensure adequate supply over the next year and to avoid expected further price increases on wafers. This action now is expected to result in increased inventory in the balance of 2022 and into 2023. Apart from the increase in inventory, the mitigation actions have not resulted in any known trends or uncertainties.

The mitigation efforts have not introduced any new material risks beyond the risks previously described in our Form 20-F. We will address any future known trends and uncertainties, if any, in our future Form 20-F filings.

ORRICK

U.S. Securities & Exchange Commission
September 20, 2022

2. Comment: Please tell us and revise in future filings to further discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We have had some revenue delays during 2022 due to our customers’ having supply disruptions, whether for the product using our component or for other products that have caused the customer to delay launch of the new product using our component. However, we are not able to quantify the impact on revenue since in most cases the supply disruptions resulted in our customers delaying purchase orders rather than cancelling existing orders. We have been able to compensate for the lower product revenues by signing a large licensing agreement that is expected to improve our profitability and liquidity in 2022. We will provide more detailed disclosures of any material impact of the supply chain disruptions on our business and outlook in our Form 20-F.

If you have any questions about the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com or Deborah Choate, the Company’s Chief Financial Officer, at 33-1-70-72-16-04 or deborah@sequans.com.

Sincerely, /s/ Brett Cooper

cc: Deborah Choate – Chief Financial Officer – Sequans Communications S.A.